Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Second Quarter 2016 Financial Results

SHANGHAI, August 4, 2016 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2016 ended June 30, 2016.

Second Quarter 2016 Highlights:

•	Total revenues increased 10.2% over Q2 2015 to RMB559.8 million (US$84.2 million), within the Company’s guidance range
•	Online recruitment services revenues increased 11.2% over Q2 2015 to RMB373.1 million (US$56.1 million)
•	Other human resource related revenues increased 9.1% over Q2 2015 to RMB186.6 million (US$28.1 million), which reflected the impact of a value-added tax (“VAT”) policy change effective May 1, 2016
•	Gross margin of 71.8% compared with 72.8% in Q2 2015
•	Income from operations increased 4.7% over Q2 2015 to RMB128.2 million (US$19.3 million)
•	Fully diluted earnings per share were RMB2.90 (US$0.44)
•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.19 (US$0.48), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “With the white-collar recruitment market exhibiting relatively stable, modest growth in this time of economic transition in China, our strategic focus remains on increasing online customer spend and improving cross-selling of our other value-added HR services. Our sales efforts to deepen customer engagement are bearing fruit as average revenue per unique online employer has increased on a year-over-year basis for five consecutive quarters. We will continue to execute our initiatives in a disciplined manner. We are making important investments to strengthen our sales and customer service infrastructure, expand our new targeted job seeker platforms and capture additional HR-related opportunities, all while maintaining a track record of sustained profitability.”

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

Second Quarter 2016 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2016 were RMB559.8 million (US$84.2 million), an increase of 10.2% from RMB508.0 million for the same quarter in 2015.

Online recruitment services revenues for the second quarter of 2016 were RMB373.1 million (US$56.1 million), representing an 11.2% increase from RMB335.7 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services as well as the realization of higher revenue per unique employer. The number of unique employers increased 7.2% to 322,236 in the second quarter of 2016 compared with 300,681 in the same quarter of the prior year due to new customer additions. Although the pricing of like-for-like services was generally unchanged over the past year, average revenue per unique employer increased 3.7% in the second quarter of 2016 as compared with the same quarter in 2015 primarily due to improved up-selling efforts that resulted in the purchase of multiple and/or higher value online services by customers.

Print advertising revenues for the second quarter of 2016 was nil. As of December 31, 2015, the Company had ceased all print advertising services.

Other human resource related revenues for the second quarter of 2016 increased 9.1% to RMB186.6 million (US$28.1 million) from RMB171.1 million in the same quarter of 2015. The increase was primarily due to greater usage of business process outsourcing services. However, this growth was partially offset by the impact from the implementation of a VAT policy change effective May 1, 2016 that changed the definition of total revenues and resulted in a reduction in the amount of revenues recorded.

Gross profit for the second quarter of 2016 increased 9.1% to RMB395.0 million (US$59.4 million) from RMB362.2 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 71.8% in the second quarter of 2016 compared with 72.8% in the same quarter in 2015.

Operating expenses for the second quarter of 2016 increased 11.3% to RMB266.8 million (US$40.2 million) from RMB239.7 million for the same quarter of 2015. Sales and marketing expenses for the second quarter of 2016 increased 13.8% to RMB198.0 million (US$29.8 million) from RMB173.9 million for the same quarter of the prior year primarily due to higher employee compensation expenses and headcount additions. General and administrative expenses for the second quarter of 2016 increased 4.7% to RMB68.9 million (US$10.4 million) from RMB65.8 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the second quarter of 2016 increased 4.7% to RMB128.2 million (US$19.3 million) from RMB122.4 million for the second quarter of 2015. Operating margin, which is income from operations as a percentage of net revenues, was 23.3% in the second quarter of 2016 compared with 24.6% in the same quarter of 2015. Excluding share-based compensation expense, operating margin was 27.5% in the second quarter of 2016 compared with 29.3% in the same quarter of 2015.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

The Company recognized a loss from foreign currency translation of RMB6.6 million (US$1.0 million) in the second quarter of 2016 compared with a gain of RMB3.9 million in the second quarter of 2015 primarily due to the impact of the change in exchange rate between the Renminbi and the US dollar on the US$172.5 million convertible senior notes issued and sold by the Company in April 2014.

In the second quarter of 2016, the Company recognized a mark-to-market, non-cash gain of RMB8.6 million (US$1.3 million) associated with a change in the fair value of convertible senior notes compared with a loss of RMB25.9 million in the second quarter of 2015.

Other income in the second quarter of 2016 included local government financial subsidies of RMB64.2 million (US$9.7 million) compared with RMB45.4 million in the second quarter of 2015.

Net income attributable to 51job for the second quarter of 2016 was RMB168.7 million (US$25.4 million) compared with RMB137.0 million for the same quarter in 2015. Fully diluted earnings per share for the second quarter of 2016 were RMB2.90 (US$0.44) compared with RMB2.33 for the same quarter in 2015.

In the second quarter of 2016, total share-based compensation expense was RMB23.1 million (US$3.5 million) compared with RMB23.2 million in the second quarter of 2015.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2016 was RMB189.8 million (US$28.6 million) compared with RMB182.2 million for the second quarter of 2015. Non-GAAP adjusted fully diluted earnings per share were RMB3.19 (US$0.48) in the second quarter of 2016 compared with RMB3.04 in the second quarter of 2015.

Six Months 2016 Unaudited Financial Results

Total revenues for the six months ended June 30, 2016 were RMB1,083.5 million (US$163.0 million), an increase of 12.2% from RMB966.1 million for the same period in 2015. Income from operations for the six months ended June 30, 2016 increased 3.8% to RMB255.3 million (US$38.4 million) from RMB245.9 million for the same period in 2015.

Net income attributable to 51job for the six months ended June 30, 2016 was RMB254.5 million (US$38.3 million) compared with RMB310.3 million for the same period in 2015. Fully diluted earnings per share for the six months ended June 30, 2016 was RMB4.37 (US$0.66) compared with RMB4.71 for the same period in 2015.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the six months ended June 30, 2016 was RMB331.4 million (US$49.9 million) compared with RMB324.0 million for the six months ended June 30, 2015. Non-GAAP adjusted fully diluted earnings per share were RMB5.62 (US$0.85) for the six months ended June 30, 2016 compared with RMB5.43 in the same period in 2015.

As of June 30, 2016, cash and short-term investments totaled RMB5,342.6 million (US$803.9 million) compared with RMB4,950.9 million as of December 31, 2015. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the VAT policy change which took effect on May 1, 2016, the Company’s total revenues target for the third quarter of 2016 is in the estimated range of RMB575 million to RMB595 million (US$86.5 million to US$89.5 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2016 is in the estimated range of RMB2.45 to RMB2.65 (US$0.37 to US$0.40) per share. The Company expects total share-based compensation expense in the third quarter of 2016 to be in the estimated range of RMB23 million to RMB24 million (US$3.5 million to US$3.6 million).

Other Company News

Effective May 1, 2016, in accordance with recently announced regulations by the PRC Ministry of Finance and State Administration of Taxation, VAT replaced business tax in all industries in China. Because the business tax-to-VAT transition for the Company’s online recruitment services revenues was completed in 2015, the recently announced regulations primarily affected the Company’s other human resource related revenues. The Company ceased paying business tax on total revenues and instead started paying VAT on May 1, 2016. The Company expects its other human resource related revenues will be negatively affected due to this policy change, which will impact the direct comparability between future and previously reported total revenue and net revenue figures.

Recent Business Developments

The Company has been actively pursuing several investment opportunities. The Company currently expects it will enter into agreements with a number of target companies in the second half of 2016. The Company expects to fund these investments with its existing cash resources and expects to make total cash payments of up to RMB450 million (US$67.7 million), subject to transaction conditions and closing adjustments, if any. The Company aims to complete these investments before the end of 2016.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6459 to US$1.00, the noon buying rate on June 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 4, 2016 (9:00 a.m. Beijing / Hong Kong time zone on August 5, 2016) to discuss its second quarter 2016 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 9906001 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	335,683	373,146	56,147
Print advertising	1,239	—	—
Other human resource related revenues	171,078	186,608	28,079

Total revenues	508,000	559,754	84,226
Less: Business and related taxes	(10,586)	(9,235)	(1,390)

Net revenues	497,414	550,519	82,836
Cost of services (Note 2)	(135,238)	(155,480)	(23,395)

Gross profit	362,176	395,039	59,441

Operating expenses:
Sales and marketing (Note 3)	(173,945)	(197,979)	(29,790)
General and administrative (Note 4)	(65,789)	(68,869)	(10,363)

Total operating expenses	(239,734)	(266,848)	(40,153)

Income from operations	122,442	128,191	19,288

Gain (loss) from foreign currency translation	3,906	(6,577)	(990)
Interest and investment income, net	23,801	13,900	2,092
Change in fair value of convertible senior notes	(25,878)	8,596	1,293
Other income, net	45,342	64,421	9,693

Income before income tax expense	169,613	208,531	31,376
Income tax expense	(32,660)	(40,332)	(6,069)

Net income	136,953	168,199	25,307
Net loss attributable to non-controlling interests	—	490	74

Net income attributable to 51job, Inc.	136,953	168,689	25,381

Net income	136,953	168,199	25,307
Other comprehensive income:
Foreign currency translation adjustments	(64)	371	56

Comprehensive income	136,889	168,570	25,363

Earnings per share:
Basic	2.36	2.91	0.44
Diluted (Note 5)	2.33	2.90	0.44

Weighted average number of common shares outstanding:
Basic	57,936,743	58,065,551	58,065,551
Diluted	58,767,817	58,257,432	58,257,432

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6459 to US$1.00 on June 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,723 and RMB3,701 (US$557) for the three months ended June 30, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB3,201 and RMB3,183 (US$479) for the three months ended June 30, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB16,316 and RMB16,219 (US$2,440) for the three months ended June 30, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended June 30, 2015 and 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	645,855	724,908	109,076
Print advertising	3,611	—	—
Other human resource related revenues	316,627	358,602	53,958

Total revenues	966,093	1,083,510	163,034
Less: Business and related taxes	(22,319)	(21,461)	(3,229)

Net revenues	943,774	1,062,049	159,805
Cost of services (Note 2)	(252,335)	(294,727)	(44,347)

Gross profit	691,439	767,322	115,458

Operating expenses:
Sales and marketing (Note 3)	(317,252)	(375,712)	(56,533)
General and administrative (Note 4)	(128,318)	(136,328)	(20,513)

Total operating expenses	(445,570)	(512,040)	(77,046)

Income from operations	245,869	255,282	38,412

Gain (loss) from foreign currency translation	416	(1,308)	(197)
Interest and investment income, net	46,295	32,559	4,899
Change in fair value of convertible senior notes	30,860	(31,012)	(4,666)
Other income, net	45,255	64,376	9,687

Income before income tax expense	368,695	319,897	48,135
Income tax expense	(58,415)	(65,889)	(9,914)

Net income	310,280	254,008	38,221
Net loss attributable to non-controlling interests	—	538	81

Net income attributable to 51job, Inc.	310,280	254,546	38,302

Net income	310,280	254,008	38,221
Other comprehensive income:
Foreign currency translation adjustments	(5)	293	44

Comprehensive income	310,275	254,301	38,265

Earnings per share:
Basic	5.37	4.40	0.66
Diluted (Note 5)	4.71	4.37	0.66

Weighted average number of common shares outstanding:
Basic	57,795,130	57,847,308	57,847,308
Diluted	62,826,630	58,188,986	58,188,986

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6459 to US$1.00 on June 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB7,203 and RMB7,138 (US$1,074) for the six months ended June 30, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB6,193 and RMB6,137 (US$923) for the six months ended June 30, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB31,565 and RMB31,280 (US$4,707) for the six months ended June 30, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB17,180, the add-back of change in fair value of convertible senior notes of RMB30,860 and the subtraction of foreign currency translation gain of RMB725 related to the convertible senior notes to the numerator of net income attributable to 51job and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the six months ended June 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the six months ended June 30, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	169,613	208,531	31,376
Add back: Share-based compensation	23,240	23,103	3,476
Add back: (Gain) Loss from foreign currency translation	(3,906)	6,577	990
Add back: Change in fair value of convertible senior notes	25,878	(8,596)	(1,293)
Non-GAAP income before income tax expense	214,825	229,615	34,549

GAAP income tax expense	(32,660)	(40,332)	(6,069)
Tax effect of non-GAAP line items	(0)	22	3
Non-GAAP income tax expense	(32,660)	(40,310)	(6,066)

Non-GAAP adjusted net income	182,165	189,305	28,483

Non-GAAP adjusted net income attributable to 51job, Inc.	182,165	189,795	28,557

Non-GAAP adjusted earnings per share:
Basic	3.14	3.27	0.49
Diluted (Note 2)	3.04	3.19	0.48

Weighted average number of common shares outstanding:
Basic	57,936,743	58,065,551	58,065,551
Diluted	62,803,489	62,293,104	62,293,104

	For the Six Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	368,695	319,897	48,135
Add back: Share-based compensation	44,961	44,555	6,704
Add back: (Gain) Loss from foreign currency translation	(416)	1,308	197
Add back: Change in fair value of convertible senior notes	(30,860)	31,012	4,666
Non-GAAP income before income tax expense	382,380	396,772	59,702

GAAP income tax expense	(58,415)	(65,889)	(9,914)
Tax effect of non-GAAP line items	(0)	11	2
Non-GAAP income tax expense	(58,415)	(65,878)	(9,912)

Non-GAAP adjusted net income	323,965	330,894	49,790

Non-GAAP adjusted net income attributable to 51job, Inc.	323,965	331,432	49,871

Non-GAAP adjusted earnings per share:
Basic	5.61	5.73	0.86
Diluted (Note 3)	5.43	5.62	0.85

Weighted average number of common shares outstanding:
Basic	57,795,130	57,847,308	57,847,308
Diluted	62,826,630	62,224,658	62,224,658

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6459 to US$1.00 on June 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,571 and RMB9,189 (US$1,383) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended June 30, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended June 30, 2015 and 2016.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB17,180 and RMB18,326 (US$2,757) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the six months ended June 30, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the six months ended June 30, 2015 and 2016.

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51job, Inc. Reports Second Quarter 2016 Financial Results

August 4, 2016

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,125,352	1,083,583	163,045
Restricted cash	13,059	232	35
Short-term investments	3,825,547	4,258,975	640,842
Accounts receivable (net of allowance of RMB3,290
and RMB3,259 as of December 31, 2015 and
June 30, 2016, respectively)	97,880	72,969	10,980
Prepayments and other current assets	496,715	622,599	93,682
Deferred tax assets, current	1,745	1,462	220
Total current assets	5,560,298	6,039,820	908,804
Non-current assets:
Long-term investments	22,800	23,500	3,536
Property and equipment, net	559,404	541,435	81,469
Goodwill	217,394	217,394	32,711
Intangible assets, net	56,105	77,123	11,605
Other long-term assets	5,578	9,562	1,439
Deferred tax assets, non-current	683	772	116
Total non-current assets	861,964	869,786	130,876
Total assets	6,422,262	6,909,606	1,039,680

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,096	35,662	5,366
Salary and employee related accrual	84,185	66,158	9,955
Taxes payable	114,162	94,731	14,254
Advance from customers	563,621	661,743	99,572
Convertible senior notes, current	—	1,163,969	175,141
Other payables and accruals	349,974	351,940	52,955
Total current liabilities	1,136,038	2,374,203	357,243
Non-current liabilities:
Deferred tax liabilities, non-current	34,785	50,451	7,591
Convertible senior notes, non-current	1,108,877	—	—
Other long-term payables	8,450	—	—
Total non-current liabilities	1,152,112	50,451	7,591
Total liabilities	2,288,150	2,424,654	364,834
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 58,944,631 and 59,484,700
shares issued and oustanding as of December 31,
2015 and June 30, 2016, respectively)	48	49	7
Additional paid-in capital	1,052,788	1,149,326	172,938
Statutory reserves	13,232	13,232	1,991
Accumulated other comprehensive income	2,422	2,715	409
Retained earnings	3,056,552	3,311,098	498,217

Total 51job, Inc. shareholders' equity	4,125,042	4,476,420	673,562
Non-controlling interests	9,070	8,532	1,284
Total equity	4,134,112	4,484,952	674,846
Total liabilities and equity	6,422,262	6,909,606	1,039,680

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6459 to US$1.00 on June 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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